
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-69454


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING_____**01/01/2025**_____AND ENDING **12/31/2025**____

MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: **TRC Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

 111 Coleman Blvd, Suite 404

(No. and Street)

Mt. Pleasant	**SC**	**29464**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ellman	**(646) 541-3934**	**mellman@tower-research.com**
(Name)	(Area Code – Telephone Number)	(Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

 RSM US LLP

(Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	**49**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Sean Concannon**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **TRC Markets LLC**, as of **December 31**, **2025**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: 4E689EDB81B9426...

Title: **Principal Financial Officer**

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRC MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

TRC MARKETS LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

1

Financial Statement

Statement of Financial Condition

2

Notes to Financial Statement

3-6





RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Manager and Member of TRC Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TRC Markets LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 24, 2026

TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$	6,488,275
Receivable from clearing broker		5,695,993
Rebate receivable		89,689
Receivable from affiliates		4,396,925
Other assets		60,721
Total assets	$	16,731,603

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses		4,919,796
Due to Tower Research Capital LLC (Note 5)		371,020
Total liabilities		5,290,816
Member's equity		11,440,787
Total liabilities and member's equity	$	16,731,603

TRC Markets LLC

1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of agency execution in, but not limited to, exchange-traded funds ("ETFs") and equities in the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2025.

The Company is exempt from preparing a Customer Reserve computation pursuant to SEC Rule 15c3-3(k)(2)(ii).

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Brokerage Commissions

The Revenue from Contracts with Customers ("ASC Topic 606") guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company executes securities transactions on behalf of its customers. Each time the customer enters into a buy or sell transaction, the company charges a commission. The commission rate includes costs associated with execution of the customer's order plus a markup. Commissions and related clearing expenses are recorded on the trade date, and settled on a monthly basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. At December 31, 2024 the commission receivable was $3,186,070, at December 31, 2025 the commission receivable was $4,396,925 and is included in receivable from affiliate on the statement of financial condition.

Exchange Rebates, net

Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement of liquidity from the order flow in the market place related to the trading of an affiliate. These rebates are received or paid for the execution of trades by an affiliate and are recorded on a trade date basis. Rebate receivables are carried at amortized cost, net an allowance for credit losses. At December 31, 2025 the Company had $89,689 of rebate receivables on the Statement of Financial Condition. The Company has no allowance for credit losses for the rebate receivable as of and for the year ended December 31, 2025.

TRC MARKETS LLC

---

1. Nature of business and summary of significant accounting policies (continued)

Brokerage, Exchange and Clearance Fees

Brokerage, exchange and clearance fees comprise the costs of executing and clearing trades and are recorded on a trade date basis.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Allowance for Credit Loss

The Company evaluates certain financial assets measured at amortized cost under the current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. The Company has no allowance for credit losses as of and for year ended December 31, 2025.

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

Segment Disclosure

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised executions services and agency transactions. The Company has identified its Chief Executive Officer ("CEO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and the segment financial information is the same as those presented in the financial statements.

TRC MARKETS LLC

---

1. Nature of business and summary of significant accounting policies (continued)

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 provides all entities with a practical expedient and entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. ASU 2025-05 is effective for the Company, on a prospective basis, for annual reporting periods beginning in 2026 and is not expected to have a significant impact on the Company's financial statements.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company to maintain a minimum net capital requirement of $250,000. At December 31, 2025, the Company's net capital was $6,872,533, which was $6,622,533 in excess of its minimum net capital requirement of $250,000.

3. Concentrations of credit risk

The Company maintains its cash balances in financial institutions in excess of federally insured limits. The Company does not consider itself to be at risk with respect to its cash balances.

4. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, as well as office and administrative support services. As of December 31, 2025, $371,020 due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition.

The Company has an expense sharing agreement with its broker-dealer affiliate, Latour Trading LLC. Pursuant to this expense sharing agreement, the Company pays expenses on behalf of the affiliate related to development and execution of a trading platform. As of December 31, 2025, $52,439 is due from Latour Trading LLC related to these expenses, which is included in Receivable from affiliates on the Statement of Financial Condition.

The Company also enters into securities transactions such as trade executions for its affiliated customers, Spire X Trading LLC, TRC Europe Ltd., and TRC Singapore Ltd. At December 31, 2025, the total receivable from this activity was $4,344,487, which is included in Receivable from affiliates on the Statement of Financial Condition. Commission calculations may have differed if such transactions were executed with unrelated parties.

On September 29, 2021, the Company entered into an Intercompany Loan Agreement (the Agreement) with its Parent. The Agreement establishes an unsecured revolving loan facility under which the Company may borrow up to $10 million at any time to fund working capital needs or other purposes agreed between the parties. Interest accrues on each cash advance at a variable rate equal to the average monthly federal funds effective rate plus 25 basis points. No amounts were drawn as of December 31, 2025.

All related party payables and receivable are settled on a monthly basis.

TRC MARKETS LLC

---

5. **Receivable from clearing broker**

The amounts receivable and payable from brokers arise in the ordinary course of business.

At December 31, 2025, the receivable from clearing brokers in the Statement of Financial Condition consists of cash from two brokers. The Company has also agreed to maintain a minimum net liquidating balance of $100,000 with ABN AMRO Clearing Chicago LLC. The amount held across all clearing brokers at December 31, 2025 is $5,695,993. The Company has no allowance for credit losses for the receivable from clearing brokers as of and for the year ended December 31, 2025.

6. **Commitments, contingencies, and guarantees**

At December 31, 2025, the Company does not have any material commitments or contingencies that could result in a loss or future obligation.

7. **Indemnifications**

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. **Subsequent events**

Management of the Company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting no items for disclosure.